OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 0-28774
CUSIP NUMBER 970646105

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Willis Lease Finance Corporation
Full Name of Registrant

Former Name if Applicable

2320 Marinship Way, Suite 300
Address of Principal Executive Office (Street and Number)

Sausalito, CA 94965
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 24, 2005, the Audit Committee of the Willis Lease Finance Corporation Board of Directors determined that the Company should restate its previously issued consolidated financial statements for each of the years in the three-year period ended December 31, 2004 and the condensed consolidated interim financial statements for the three-month periods ended March 31, 2005 and 2004 and the three- and six-month periods ended June 30, 2005 and 2004.  The Company will file an amended Annual Report on Form 10-K for the year ended December 31, 2004 and amended Quarterly Reports on Form 10-Q for the quarters end March 31, 2005 and June 30, 2005 with the SEC.  Additional information regarding the restatements is set forth in a Form 8-K filed with the Securities and Exchange Commission on October 28, 2005.

The Company is endeavoring to complete the restatement process and intends to file the amended reports on November 21, 2005.  However, because the restatement process has not been completed, the Company has not yet filed its amended quarterly report on Form 10-Q for the fiscal quarters ended March 31, 2005 and June 30, 2005 or its amended annual report on Form 10-K for the fiscal year ended December 31, 2004.  Until such reports are filed, the Company is unable to file its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2005 by November 14, 2005.  The Company expects to file its Form 10-Q on or before November 21, 2005.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Thomas C. Nord, Senior Vice President, General Counsel and Secretary	(415)	331-5281
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that its third quarter results will include significant changes in its results of operations from the corresponding period in 2004, including a net loss for the third quarter of 2005.  As described above, the Company is in the process of restating its financial statements for each of the years included in the three-year period ended December 31, 2004.  Until the restatement is completed, the Company is unable to provide specific, numerical comparisons between the period ended September 30, 2005 to the corresponding period in 2004 at this time.

As of today's date, the Company expects to report an increase in lease revenue for the third quarter of 2005 over the same period last year due primarily to higher utilization.  The higher lease revenue was due to a combination of higher utilization, higher lease rates and a somewhat larger lease portfolio.

Several items significantly affected the Company’s expenses this quarter.  The first item relates to the repayment of approximately $203 million on a prior warehouse credit facility following the close of a $228 million asset backed securitization (ABS).  As a result of the ABS transaction, previously capitalized funding costs of approximately $1.4 million must be written off.  This write-off was the primary reason for the loss in net income.

The second item relates to the inclusion of the fair value of derivative instruments in the statement of income.  As set forth in the Company's 8-K filed with the Securities and Exchange Commission on October 28, 2005, its documentation of derivatives was inadequate to qualify for hedge accounting under SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” and, as a result, the company is filing an amended 10-K/A for the year ended December 31, 2004 as well as amended 10-Q filings for the first and second quarters of 2005 to account for this change.  The inclusion of the fair value of derivatives in the income statement increases the volatility of the Company's earnings from quarter to quarter and between years.

The third item relates to a significant increase in expenses.  Total expenses increased in the third quarter, reflecting the write-off of capitalized funding costs described above, increased interest costs, higher depreciation, and higher overhead costs.  Depreciation expense increased reflecting changes made in 2003 through 2005 in estimates of the useful lives and residual values on certain older engine types.  Continued increases in 1-month LIBOR, the index to which most of the Company’s debt is pegged, increased interest expense.  This index has almost doubled in the past year.  At September 30, 2005 it was approximately 3.86% compared to 1.84% for the same quarter end in 2004.  Third quarter general and administrative expense was up from the third quarter a year ago, reflecting higher corporate aircraft, personnel and regulatory compliance costs.  For the first nine months of 2005, general and administrative expense also rose.

Willis Lease Finance Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2005	By	/s/ Monica J. Burke
Monica J. Burke
		Title:	Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).